

September 20, 2012

Via E-mail
Mr. Kip Eardley
Chief Executive Officer
American Eagle Group, Inc.
9160 South 300 West
Suite 101
Sandy, UT 84070

> **Re:** **American Eagle Group, Inc.**
> **Form PRE14C**
> **Filed September 14, 2012**
> **File No. 000-54584**

Dear Mr. Eardley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

1. On the cover page of your filing, you describe Proposal 1 as a proposal amending the amended and restated certificate of incorporation to "reflect the new direction of the Company . . . and removing items which are no longer required due to the change in the Company's business." However, a further reading of the information statement indicates that several changes will be effective upon the approval by voting shareholders of Proposal 1, including an increase in the number of shares of common stock and preferred stock the Company is authorized to issue; the removal of provisions related to having certain classes of non-voting common stock; and the removal of certain provisions related to the prior insurance operations which would no longer be applicable.

   Please amend the cover page of your filing, page 1, and elsewhere in the information statement as appropriate to briefly and clearly describe all provisions of the amended and restated certificate of incorporation that will be modified or eliminated if the Proposal is approved by shareholders. In addition, please expand your disclosure to include the text of your proposed changes to the amended and restated certificate of incorporation, highlighting the specific provisions that will be removed.

2. You indicate on page 7 of your filing that "[t]he reverse stock split will affect all common stockholders uniformly and will not affect any shareholders' percentage interest in the Company." However, you also state on page 7 that "[n]o shareholder who currently owns more than 100 shares will be reduced below 100 shares." Please revise your disclosure to reconcile these contradictory statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director